Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Media General, Inc.
Subject Company: Media General, Inc.
Commission File No. of Media General, Inc.: 001-06383

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
MEG - Q2 2013 Media General Inc. Earnings Conference Call

EVENT DATE/TIME: AUGUST 08, 2013 / 03:00PM GMT

OVERVIEW:
MEG reported 2Q13 operating income of $5m.

CORPORATE PARTICIPANTS

Lou Anne Nabhan Media General, Inc. - VP and Director of Corporate Communications

George Mahoney Media General, Inc. - President & CEO

Jim Woodward Media General, Inc. - VP-Finance and CFO

CONFERENCE CALL PARTICIPANTS

Barry Lucas Gabelli & Co. - Analyst

John Kornreich Sandler O'Neill & Partners - Analyst

Aaron Watts Deutsche Bank - Analyst

PRESENTATION

Operator

Welcome to the second quarter 2013 earnings conference call. My name is Hilda I will be your operator for today. At this time, all participants are in a listen-only mode. Later we will conduct a question and answer session. Please note that this conference is being recorded. I will now turn the call over to Ms. Lou Anne Nabhan. Ms. Nabhan, you may begin.

Lou Anne Nabhan - Media General, Inc. - VP and Director of Corporate Communications

Thank you, Hilda, and good morning, everyone. Welcome to the Media General's second-quarter conference call and webcast. Earlier today we announced second-quarter 2013 results. The press release is on our website. A transcript of the comments from today's call will be posted immediately after the call and a replay will also be available.

Today's presentation contains forward-looking statements which are subject to various risks and uncertainties. They should be understood in the context of the Company's publicly available reports filed with the SEC, including the section on risk factors. Media General's future performance could differ materially from its current expectations.

Our speakers today are George Mahoney, President and Chief Executive Officer; and Jim Woodward, Vice President Finance and Chief Financial Officer. Let me now turn the presentation over to George.

George Mahoney - Media General, Inc. - President & CEO

Thank you, Lou Anne, and good morning, everyone. Our biggest news of the second quarter was announced on June 6, when, as I am sure most of you know, Media General announced a merger agreement with Young Broadcasting. The combined company will own or operate 31 network-affiliated television stations across 28 markets, reaching approximately 16.5 million or 14% of US TV households.

These are two companies with common cultures and shared values, including, importantly, a commitment to top-quality local news and operating top-ranked stations. The new Media General will be more geographically diverse and will have a presence in more markets that generate unusually strong Political revenues.

Our increased size enhances our ability to capture retransmission fees and gain efficiencies with broadcast vendors, including providers of syndicated programming. The balance of network affiliation includes 12 CBS stations, nine NBC stations, seven ABC stations, one Fox, one CW and one MiND network. 16 of the 31 stations are located in the top 25 DMAs.

Moreover, our new company will have a strong balance sheet and a dramatically enhanced credit profile. And on Monday this week, you saw the latest installment on that front. We announced a new 4.25% credit agreement with a syndicate of lenders. It will be in place following the merger. The new credit facilities consist of a $60 million revolver and an $885 million term loan.

This puts the new Media General on an even stronger footing than we planned when we spoke with you on June 6. We had anticipated approximately $15 million of financing synergies as a result of the transactions. In fact, these synergies are now nearly doubling to $29 million. Our pro forma cash interest will be approximately $39 million annually compared with the two companies' current standalone annual cash interest expense of $75 million. Or, put another way, the combination means that we are saving $36 million in cash interest expense each year. This is a significant free cash flow pickup for our Company.

Jim Woodward, who is sitting next to me here, can't wait to provide you with more details about the new credit agreement, and we will do that in a minute. First, though, our merger is progressing smoothly and we are hitting each of our timing marks. The waiting period under Hart-Scott-Rodino expired on July 29, so that condition has been satisfied. Our applications for license transfers have been submitted to the FCC and we believe that process will go smoothly. And our preliminary proxy statement also has been filed with the SEC. Once the SEC clears our proxy statement, the date for our shareholder meeting to approve the merger will be set and our proxy materials will be mailed to shareholders.

We are delighted with this progress and with our gathering momentum. We expect the transaction to be completed in the third quarter or early fourth quarter of this year. In the meantime, we are well down the path with Young, working on the specifics and how we will integrate our two companies. Since Young and Media General are coming at this with similar perspectives and because each company has a lot to gain as a result of this transaction, the process is going very smoothly. We anticipate a seamless transition.

Next, I will highlight our second-quarter results. As we've said, Media General is focused on improving our Broadcast cash flow margins. We look at this by comparing odd-numbered years to odd years and even-numbered years to even years. That is appropriate because of the impact of Political and Olympic revenues in the even-numbered years. In the second quarter of this year, our Broadcast cash flow was $27.5 million compared with $20.5 million in the second quarter of 2011, a 34% increase. Our Broadcast cash flow margin this year was 34%, a 5-point improvement from our 29% in the second quarter of 2011. This improvement reflects growth in all revenue categories -- local, national, political, digital and retransmission.

Our operating income in the second quarter was $5 million compared with $17 million in the second quarter of 2012. The decline is attributable mostly to two things -- first, the $7.2 million of merger-related expenses that we booked in this year second quarter and, second, to the $3.7 million reflected in the incentive compensation component of corporate and other expenses. That's from the effect of our higher stock price on our stock-based compensation plan.

Additionally, the current quarter included $1 million of Political revenues, which compares with our $7.5 million from last year.

Through the first half of this year, we have generated about $1.5 million of Political revenue, mostly from the special congressional election in South Carolina. That is a little better than we had anticipated. In the second half of the year in Virginia we have gubernatorial, Lieutenant Governor and Attorney General races. In Alabama, we will have a First Congressional District special election and there is a fairly significant mayoral race in Mobile. As a result, we expect our Political revenues for the full year 2013 to be about $6 million. That's up from our previous guidance of $5 million.

Retransmission revenues in the second quarter increased 38% to $13.3 million. In May of last year, we completed a contract renewal with rate increases with Cox. So, in the second quarter of this year, we've cycled against that increase.

Retransmission revenues are expected to increase approximately 47% for the full year 2013 to a total of approximately $54 million. On June 28, we announced we were exercising a provision in our DISH contract to extend by 90 days an agreement that was set to expire on June 30. This extension ensures that viewers can continue to watch their local news and lifestyle programs as well as top-rated prime time programming, as we negotiate a fair market-based agreement with DISH.

Our Digital revenues in the second quarter increased 17%. Within a point, that is the same growth pace we set for Digital in the first quarter of the year and we see it continuing. We have made some meaningful improvements this year in our Digital operations. We have invested in and fully implemented a new system to strengthen the content and technology for our Broadcast websites. We now have a single workflow between newsrooms, websites and mobile devices. The change has been very meaningful in helping us capture more audience from mobile. More than 50% of our digital audience is now consistently coming to us through mobile devices.

Additionally, we have launched a new digital marketing and Advertising Service. We offer a full suite of digital advertising solutions to reach targeted consumers in any US market and across all desktop and mobile devices. We can help our customers use all forms of Digital Media to target audiences they wish to reach, based on geography, content behavior, income or device.

In June, we surpassed some important milestones in our Digital business. For the first time since we became a pure-play broadcaster, our monthly digital revenues exceeded $1 million and our audience growth was 19%.

Our core Broadcast revenue in the second quarter increased 1%. Local gross time sales of $46 million declined 1.9% while national gross time sales of $25 million increased 5.6%. Of our top 10 largest advertising categories, the number one category, automotive, grew 5.5% in the second quarter. Automotive has been a steady growth driver this year and, for the same reasons you have been reading about of late in the press, we expect automotive to remain healthy in the back half of this year.

Other categories that increased in the second quarter of this year were furniture, home improvement, medical, entertainment and telecommunications.

Turning to expenses, station production expenses rose 1.8%, due primarily to higher network affiliation fees. SG&A expenses increased 8.6% due to merit increases and because of two items for which there were revenue offsets; that is, sales incentive trip expenses and higher revenue-sharing expense from our increased Digital Media revenues. Our stations did a good job in the second quarter of managing discretionary spending.

Our core corporate expense in the second quarter was $4.2 million, a 41% decrease compared with $7.2 million last year. As you will recall, this decrease resulted from the elimination of 75 corporate staff positions last year following the sale of our newspapers.

I will now ask Jim Woodward, our CFO, to provide additional details about the quarter, including our new credit agreement.

Jim Woodward - Media General, Inc. - VP-Finance and CFO

Thank you, George, and good morning, everyone. I will start with some below-the-line items for the second quarter.

Total interest expense of $19.5 million decreased from last year by $2.2 million or 10%. The decrease was due to debt repayments last year using the proceeds from the sale of our newspapers. Tax expense was $1.9 million in the second quarter compared with $3.4 million last year. Tax expense continues to be a non-cash, and related to our naked credit issue as previously discussed in our public filings.

Our net operating loss, or NOL, carry-forward for tax purposes was approximately $330 million at the end of the second quarter. This NOL will be available to offset future taxable income for up to 20 years. The pending merger with Young Broadcasting may restrict our ability to utilize this existing NOL. Young also had significant NOLs that may be subject to restrictions. We continue to analyze the combined NOL position and finalize our tax planning strategy to maximize the annual utilization.

Enterprise EBIT in the second-quarter adjusted for merger-related expenses was $18 million this year compared with $23.6 million last year. The increase in operating costs including network affiliation fees combined with lower revenues due to the relative absence of Political revenues resulted in the year-over-year decrease.

Capital expenditures in the second quarter were $4.1 million compared with $2.7 million last year. The current quarter spending was spread over all stations and was mainly for equipment upgrades and replacements, vehicles, building and set improvements. Our capital expenditures are directly related to improving our product and to remaining competitive in our markets.

We will draw on our new credit agreement shortly after the completion of the merger. As George said, the new credit facilities, which are contingent upon the closing, consist of a $60 million, five-year revolving credit facility and an $885 million seven-year term loan. The revolver carries an interest rate of LIBOR plus 2.75%. The term loan interest rate is LIBOR plus 3.25% with a 1% LIBOR floor. We are very pleased with the outcome of our refinancing.

Proceeds from the new credit facilities will be used to repay all the outstanding debt of Media General and Young Broadcasting, including associated call premiums. As of June 30, Media General's outstanding debt was $601 million and Young's was $132 million. Proceeds will also fund a $50 million contribution to Media General's qualified pension plan and pay transaction fees and expenses.

Our new financing was very well received by debt investors, as the term loan was meaningfully oversubscribed. We appreciate the support of the credit community. The merger with Young and our new credit agreement allow us to continue to strengthen our balance sheet and improve our credit profile.

Integration planning for the merger with Young is progressing very well. We are on track to capture our expected $15 million of operating synergies, the bulk of which will be realized within 12 months after closing. As we continue to work with the Young team, we do not see anything that will prevent a very smooth transition.

Now I will turn it back to George.

George Mahoney - Media General, Inc. - President & CEO

Thank you, Jim. Here are some thoughts for you about our third quarter. In last year's Q3, Political revenues were $19.6 million and revenues from the Summer Olympics were $15.5 million. Our total station revenues will decrease this year as a result. However, excluding Olympic revenues, core local and national Broadcast gross time sales are expected to increase in the mid-to high-single digits. Retransmission revenues are expected to increase approximately 43% from last year's third quarter.

We have a full slate of special revenue initiatives and new business goals at all of our stations. These are going very well and they are helping to offset some of this year's lower Political revenues. For example, in June, WFLA and the Tampa Bay Buccaneers announced a new multi-year media rights agreement to broadcast preseason games through the 2017 football season. This is appointment television and it will help replace some of the lost Olympic revenues from last year's third quarter.

We have also acquired the rights to produce other special features and ancillary programming tied to the Bucs. That will benefit us all through the NFL season.

Finally, we continue to focus intently on completing our merger with Young and on the integration we have mentioned. We are excited about our prospects and our opportunities as a larger broadcaster. We look forward to providing enhanced value to our shareholders and as an acquirer in our industry's continuing consolidation. Because they are immediately accretive, we will be focused particularly on creating more duopolies.

And now, we'll be pleased to take your questions.

QUESTION AND ANSWER

Operator

(Operator instructions) Barry Lucas, Gabelli & Co.

Barry Lucas - Gabelli & Co. - Analyst

George and Jim, if you could just refresh my memory, other than the DISH agreement which you are currently negotiating, any other major deals that come up toward the end of the year and/or what happens in 2014?

George Mahoney - Media General, Inc. - President & CEO

We do have DISH. DISH is about 12% or so of all of our households, and we have Charter and we also have Comcast coming up. The Charter number is about 5.5%, I think; and the Comcast number I'm looking for and I am not seeing it at the moment.

Jim Woodward - Media General, Inc. - VP-Finance and CFO

It's right under 10%.

George Mahoney - Media General, Inc. - President & CEO

Right about 10%, I think.

Barry Lucas - Gabelli & Co. - Analyst

And those are 2013's?

George Mahoney - Media General, Inc. - President & CEO

Those are end of 2013, right. And DISH, of course, is the end of the third quarter.

Barry Lucas - Gabelli & Co. - Analyst

Right, and 2014, major deals?

George Mahoney - Media General, Inc. - President & CEO

I don't have that in front of me. We begin to roll through and we have Verizon in 2014.

Jim Woodward - Media General, Inc. - VP-Finance and CFO

At the end of 2014, Barry.

Barry Lucas - Gabelli & Co. - Analyst

Alrightee. You called out the Olympic contribution in the third quarter of 2012, and it's pretty impressive in reflection with big NBC affiliates, but not all that Olympic money was incremental. So if you were to look at that, it's not like we are going to dial $19 million out of the revenue base. So what do you think was really incremental last year?

Jim Woodward - Media General, Inc. - VP-Finance and CFO

About $10 million, Barry.

Barry Lucas - Gabelli & Co. - Analyst

Okay. And it sounds like you have maybe pushed the timing up a little bit on closing the Young merger, end of third quarter. Is anything particular going on there?

George Mahoney - Media General, Inc. - President & CEO

Yes. Jim, why don't you take that?

Jim Woodward - Media General, Inc. - VP-Finance and CFO

That may be optimistic, but we will push that date. The thing that gives me some reason to believe that could happen is, as George said, Hart-Scott is done. Our SEC applications are pretty clean -- there is no overlap -- and we continue to work with the SEC to push those along, especially given that our applications are just not controversial whatsoever. We are up there visiting with them. Andy Carrington, who is our General Counsel, is up there visiting with them. If not every week, every other week he's right up there knocking on doors and pressing along.

And then the big think that will drive that, I think, is the comments from the SEC on the S-4 of the proxy. And we expect those comments in about a week or two, at the most, and we are ready for the comments. We expect they will have some, but we will get to see how good a job we've done anticipating what those are and having the draft prepared responses to go quickly.

Barry Lucas - Gabelli & Co. - Analyst

So if -- this is a little bit tough to pin down -- but if you got comments from the SEC in mid-August and responded to them with --

George Mahoney - Media General, Inc. - President & CEO

Quickly.

Barry Lucas - Gabelli & Co. - Analyst

-- With pretty good speed, which we all expect, that would suggest that the shareholder meeting could be the middle or very latter part of September. And if all the other approvals came through on a timely basis, it is certainly possible, maybe not probable, but 9/30 is in the realm of possibility.

Jim Woodward - Media General, Inc. - VP-Finance and CFO

It is, and I think that's what we are -- how we are thinking about it. A lot of good things have got to fall into place and fall our way to hit that, but it's possible, but that's why we say our Q4.

Barry Lucas - Gabelli & Co. - Analyst

Great. And last area maybe is the bigger picture. Allbritton is done. Most of the big deals now are essentially off the table. As you integrate Young and think about your household reach, is there a target in mind, how big you would like to be? How important is it to be bigger? And I throw that out in light of the Time Warner-CBS confrontation here in New York. So if they are selling the newspapers and acquiring Young, what do you want to be when you grow up?

George Mahoney - Media General, Inc. - President & CEO

We are pretty happy with the way we are feeling right now as growing up, Barry.

Jim Woodward - Media General, Inc. - VP-Finance and CFO

We are maturing nicely (laughter).

George Mahoney - Media General, Inc. - President & CEO

Yes, we like it. So what we've said, of course, is that we are interested first off in duopolies. But as you know, we have also focused on getting strong markets. So we will be opportunistic. As we see strong markets become available, we will be playing.

Barry Lucas - Gabelli & Co. - Analyst

Great, thanks so much, George.

Operator

John Kornreich.

John Kornreich - Sandler O'Neill & Partners - Analyst

A couple of years ago, we would have said the retransmissions gross margin is 100%. You are doing $13 million a quarter. When we look towards the end of the year, when you may be a little higher than that, or early next year, what would you say the gross margin is then, netting out the reverse?

George Mahoney - Media General, Inc. - President & CEO

Jim, do you want to take that.

Jim Woodward - Media General, Inc. - VP-Finance and CFO

Yes. I think the gross margins for retrans, when it is all settled and done, you are paying reverse comp everywhere. I think it's going to be about a 50-50 share.

John Kornreich - Sandler O'Neill & Partners - Analyst

50-50?

Jim Woodward - Media General, Inc. - VP-Finance and CFO

Yes, (multiple speakers) once it's all done. Now, it will have to ramp -- in this case, ramp down to that because you are not paying reverse comp; you know, that's staggered. And then it just depends on the negotiations with the networks as to where they start out with their fees. If they start out at a certain level, does that ramp up? So there's -- but I think, over time, John, that will turn out to be about a 50-50 share.

George Mahoney - Media General, Inc. - President & CEO

John, (multiple speakers) just to finish that up, our NOLs help us a lot there, obviously, in dropping things straight to the bottom line. And, as I think you know, our network affiliation with ABC for one of our stations comes up next summer, 2014, but we are not paying any retrans on ABC until then on the Media General stations. And of course, our CBS agreements don't come up until the first half of 2015. And so all retrans for our CBS stations are dropping to the bottom line, all the way through that period.

John Kornreich - Sandler O'Neill & Partners - Analyst

Do you think it's only NBC where you are paying reverse right now?

George Mahoney - Media General, Inc. - President & CEO

Yes, sir.

Jim Woodward - Media General, Inc. - VP-Finance and CFO

That's correct.

John Kornreich - Sandler O'Neill & Partners - Analyst

But when you get to that point, two or three years out, you think it will be 50-50?

Jim Woodward - Media General, Inc. - VP-Finance and CFO

We think that's about right, and we think that's what the industry is also feeling.

John Kornreich - Sandler O'Neill & Partners - Analyst

Are you still confident that the gross retrans increases will more than compensate for the reverse and, therefore, the net dollars will grow even if it's at a kind of a slow rate?

George Mahoney - Media General, Inc. - President & CEO

Yes, sir, we are, and we are feeling better about that with the consolidation in our industry and our ability to get fairly compensated from cable companies.

John Kornreich - Sandler O'Neill & Partners - Analyst

Okay. I also wanted to ask you, what is overhead running right now, corporate overhead? You have $9 million a quarter, but that's more than just overhead, right?

Jim Woodward - Media General, Inc. - VP-Finance and CFO

Yes. If you look -- it's on -- I [won't] answer your question, but I will point you to the detail, John. On page 6 of the press release, it says corporate and other expenses; it's running about $4.2 million right now.

John Kornreich - Sandler O'Neill & Partners - Analyst

So you're down around $17 million annualized, corporate overhead?

Jim Woodward - Media General, Inc. - VP-Finance and CFO

Yes.

John Kornreich - Sandler O'Neill & Partners - Analyst

Wow, that's even better than I thought it would be. Okay, thank you very much.

Operator

Aaron Watts. (Operator instructions)

Aaron Watts - Deutsche Bank - Analyst

A couple questions from me -- I guess, one, during the quarter I think you said that your local time sales were up a little bit less than your national time sales. I was just curious what is driving the disparity there and whether that is a theme that you have seen continuing into the third quarter.

George Mahoney - Media General, Inc. - President & CEO

I think that it's important to look at the two together. What you see between national and local sometimes is accounts hopping from one to the other. So I think it's really the combined thing, the combined number, that makes the most sense to focus on, quarter in and quarter out.

Aaron Watts - Deutsche Bank - Analyst

Okay, got it. Yes, that's helpful -- similar to what we've heard from others as well. So it makes sense. A little later in the year, we have been hearing from others that they may see a boost from some of the health care initiatives that are being rolled out. How are you thinking about that? Is that incremental revenue for you? And maybe some thoughts around the timing of when you might see that appear?

George Mahoney - Media General, Inc. - President & CEO

Well, it is absolutely incremental, Aaron. It's not something that's budgeted for us; it's not something that's in our forecast right now, but everybody knows that it's out there. We are beginning to hear a little bit about it, but I will not say that we have anything specific on the books yet. So what we are hearing is that they want to push this spending to something that's relatively close, so within a month or so of the beginning of Obamacare on October 1. And so we think that's the timing for this. But we believe that there's money not just from the government, but also from the private sector as various healthcare providers compete for business.

Aaron Watts - Deutsche Bank - Analyst

Understood, okay, thank you, that's all for me.

Operator

(Operator instructions). We show no further questions.

George Mahoney - Media General, Inc. - President & CEO

Thank you, ladies and gentlemen. This obviously has been a huge and a transformative quarter for Media General. We appreciate your attention this morning and your confidence in us. We look forward to updating you further on our progress. Goodbye for now.

Operator

Thank you, ladies and gentlemen. This concludes today's conference. We thank you for participating. You may now disconnect.

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Cautionary Statements Regarding Forward Looking Statements

Certain information reflected above constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or the combined company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such information is based upon current assumptions and expectations. There can be no assurance that Media General will achieve the results reflected in its guidance or the proposed combination or contemplated refinancing will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. A list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July 19, 2013 Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on form 10-Q for the quarter ended June 30, 2013 under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Other unknown or unpredictable factors could also have material adverse effects on Media General's or Young's performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the filing of this document with the SEC. Media General undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Additional Information

On July 19, 2013, Media General filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus relating to Media General's proposed combination with New Young Broadcasting Holding Co., Inc. (Young). In addition, Media General will file with the SEC other information and documents concerning the combination and the businesses of Media General and Young. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These documents are available without charge on the SEC's web site at www.sec.gov and on Media General's web site www.mediageneral.com. INVESTORS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

Media General and its directors and executive officer may be deemed to be participants in the solicitation of proxies of Media General shareholders in connection with the proposed combination. Investors may obtain more detailed information regarding the names, affiliations and interests of Media General's directors and executive officers by reading Media General's Registration Statement on Form S-4 and the preliminary proxy statement/prospectus included therein.